Exhibit 99.82

CONSENT OF SRK CONSULTING (U.S.), INC.

In connection with (1) the technical report entitled “Franco-Nevada Corporation NI 43-101 Technical Report Goldstrike Properties Royalty, Elko, Nevada” (the “Goldstrike 2011 Report”) dated March 24, 2011, (2) the technical report entitled “Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, Nevada” dated March 25, 2010 (the “Goldstrike 2010 Report”), (3) the technical report entitled “Palmarejo Project, SW Chihuahua State, Mexico Technical Report” dated January 1, 2011 (the “Palmarejo Report”), (4) the annual information form of the Corporation, dated as of March 24, 2011, (the “AIF 2010”) which includes reference to the undersigned in connection with information relating to the Goldstrike 2011 Report, the Palmarejo Report and the properties described therein and (5) the annual information form of the Corporation, dated as of March 25, 2010, (the “AIF 2009”) which includes reference to the undersigned in connection with information relating to the Goldstrike 2010 Report and the properties described therein, the undersigned hereby consents to reference to the undersigned’s name and information derived from the Goldstrike 2011 Report, the Goldstrike 2010 Report, the AIF 2010 and the AIF 2009 included or incorporated by reference in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

SRK CONSULTING (U.S.), INC.

/s/ Dr. Neal Rigby
	Name:	Dr. Neal Rigby, C. Eng, MIMMM, PhD
	Title:	Corporate Consultant, Mining

Date: August 26, 2011